SHARE:

Join Our Email List


A love story about being seen...
even when you're trying to disappear.
#blindhope
by Charo Toledo
equity campaign starts 7/23/26



This is bigger than one film: Six Days Out

For generations, stories like ours were told about us.
Today, we're finally telling one ourselves.

#BlindHope is our answer.

Written and directed by me, and co-directed alongside Annabelle Mullen, #BlindHope is a film born in Puerto Rico, told in two languages, and created entirely on our own terms. At its heart, it is a story about love, faith, and the kind of hope that refuses to disappear, even in a world of darkness.

As two Puerto Rican women leading this film, we know what it means to believe in something before the world does. We know what it means to keep creating when the path isn't clear. That spirit lives in every frame of BlindHope.

Now, we invite you to become part of that journey. Our Community Round is not a donation, and it is not charity. It is an opportunity for those who believe in this story to participate in its journey; and in its potential success; helping carry #BlindHope from script to screen. And BlindHope was never meant to be just one film.

From the very beginning, we envisioned a world with room to grow across screen, stage, and sound. For now, I'll leave those dreams as possibilities, but I can promise you this: the vision is real, and this is only the beginning

On July 23, we open our Community Round on CineBlock Films.

Save the date.

We would be honored to have you with us from the very beginning.

Con cariño,
Charo

Meet Annabelle and Charo

Our Crowdfunding Partner



BH Movie LLC is "testing the waters" to gauge potential investor interest in a possible Regulation Crowdfunding offering. No money or other consideration is being solicited or accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the Securities and Exchange Commission and any such offer is made only through the CineBlock Films platform. Any indication of interest involves no obligation or commitment of any kind.

LEARN MORE #BLINDHOPE /SABER MÁS DE #Blindhope & CINEBLOCK

Esto es más grande que una película.
Faltan 6 días.

Durante generaciones, historias como la nuestra se contaron sobre nosotros. Hoy, por fin, somos nosotros quienes las contamos.

#BlindHope es nuestra respuesta.

Escrita y dirigida por mí, y codirigida junto a Annabelle Mullen, BlindHope nace en Puerto Rico, se cuenta en dos idiomas y fue creada completamente en nuestros propios términos. En el corazón de esta película vive una historia de amor, de fe y de esa esperanza que se niega a desaparecer, incluso cuando el mundo parece envuelto en oscuridad.

Como dos mujeres puertorriqueñas al frente de esta película, sabemos lo que significa creer en algo antes de que el mundo lo vea. Sabemos lo que es seguir creando cuando el camino no está claro. Ese espíritu vive en cada escena de #BlindHope.

Hoy queremos invitarte a ser parte de ese camino. Nuestro Community Round no es una donación ni un acto de caridad. Es una oportunidad para que quienes creen en esta historia participen en su recorrido y en su potencial éxito, ayudándonos a llevar BlindHope del guion a la pantalla.

Y #BlindHope nunca fue concebida para ser solo una película. Desde el principio imaginamos un universo con espacio para crecer a través del cine, el teatro y el sonido. Por ahora prefiero mantener esos sueños como posibilidades, pero puedo prometerte algo: la visión es real y este es apenas el comienzo.

El 23 de julio abrimos nuestro Community Round en CineBlock Films.

Reserva la fecha.

Nos sentiríamos profundamente honradas de que nos acompañaras desde el comienzo de esta historia.

Con cariño,
Charo

Conoce a Annabelle y a Charo

Charo Entertainment LLC | 1812 W Burbank Blvd 1015 | Burbank, CA 91506 US



Try email & social marketing for free!